Exhibit 99.1

Hanwha SolarOne enters into RMB 3.0 Billion Credit Agreement with the Bank of Beijing

SHANGHAI, December 27, 2012 /PRNewswire/ — Hanwha SolarOne Co., Ltd. (“SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced it has reached an agreement with the Bank of Beijing for access to up to RMB 3.0 Billion (approximately US$475 million) of credit over the next twelve-month period. Drawdown of specific amount is subject to approval procedures of the Bank of Beijing, including review of specific project information, as applicable.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, commented, “this new credit facility provides us with access to the additional financial resources necessary to manage and grow our business to exploit downstream project opportunities in China and abroad. Additionally, we are pleased to have broadened our banking relationships within China to include another leading financial institution, the Bank of Beijing.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic manufacturers in the world, providing cost-competitive, high quality modules. It is the flagship company of Hanwha Solar, the solar business network of Hanwha Group, a Fortune 500 company. Hanwha SolarOne serves the utility, commercial, government and residential markets in a growing network of third-party distributors, OEM manufacturers and system integrators. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. For more information, please visit: http://www.hanwha-solarone.com.

About Bank of Beijing

Bank of Beijing was established in January 1996 and has developed as a listed bank with Sino-foreign strategic partnership. In the past 15 years, relying on the booming domestic economy, the Bank has achieved several milestones, including introducing overseas strategic investors, public listing, setting up regional operations throughout China, establishing representative offices in Hong Kong and Amsterdam, and initiated Bank of Beijing Consumer Finance Company. The Bank has also established the insurance joint venture BoB-ING Life Insurance. The Bank finished 2011 with RMB 860 billion in assets. On the latest World Top 1000 Banks list issued by “The Banker”, Bank of Beijing ranks number 145 in terms of tier 1 capital. The Bank has received a number of honors from the public including “Best Regional Bank”, “2009 Top 10 listed Asian banks” and “Top 100 Chinese listed companies”.

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For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

Building 1, 18th Floor

1199 Minsheng Road, Shanghai, PRC 200135

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com